June 18, 2008

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Ridgewood Energy V Fund, LLC
Form 10
Filed April 18, 2008
File No. 0-53178

Ridgewood Energy W Fund, LLC
Form 10
Filed April 18, 2008
File No. 0-53177

Dear Mr. Schwall:

          Ridgewood Energy Corporation (“Ridgewood”), the manager of Ridgewood Energy V Fund, LLC (the “V Fund”) and Ridgewood Energy W Fund, LLC (the “W Fund”) (collectively the “Funds”), submits this response to the May 14, 2008 comment letter from the Securities and Exchange Commission (“SEC” or the “Commission”) regarding the above referenced filings (the “Comment Letter”). Some of the SEC’s comments may require a response in this letter, but not necessarily a change to the registration statements. In any event, if a change was made to a registration statement, or if no change was made, or if we disagreed with the SEC comment, it is noted in our response with appropriate explanation or justification.

          Enclosed, for your convenience, are two copies of each of the amended registration statements on Form 10 and marked copies of each of the amended registration statements highlighting our revisions as a result of our response to the Comment Letter. This letter and each of the amended registration statements were filed by EDGAR on June 18, 2008.

General

1)       SEC Comment.          The following comments applied to both of the above-referenced registration statements unless otherwise specified.

          Ridgewood Response.          We understand that certain comments will have application to both registration statements and have responded accordingly.

2)       SEC Comment:          Where comments on a section that appears in one registration statement also could apply to disclosures that appear elsewhere in the document or in any of the other registration statements, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

          Ridgewood Response:           We have read the SEC’s comments and reviewed each registration statement. Where changes have been made to a registration statement; corresponding changes have been made elsewhere in such registration statement. Changes to disclosures have been incorporated into the other registration statement to the extent applicable.

3)       SEC Comment.          Please provide updated financial statements and related disclosure with your next amendment.

          Ridgewood Response.          The amended registration statements include financial statements for the quarter ended as of March 31, 2008 and related disclosures.

4)       SEC Comment.          Please provide us with an organizational chart depicting the Ridgewood Energy Corporation companies and affiliated companies with respective share ownership delineated.

          Ridgewood Response.          We have attached hereto as Exhibit A an organizational chart depicting Ridgewood Energy Corporation and affiliate management companies, with ownership delineated.

5)       SEC Comment.          Please note that your Form 10 registration statement will become automatically effective 60 days from the date of the first filing with Edgar. Refer to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

          Ridgewood Response.          We are aware of the sixty (60) day period of Section 12(g)(1) of the Securities Exchange Act of 1934 (the “1934 Act”) and of the date that both the V Fund and W Fund become effective. We intend to comply with the applicable filing requirements set forth in the 1934 Act.

Forward-Looking Statement

6)       SEC Comment.          Please remove the reference to the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Exchange Act of 1934. As a non-reporting company, you are not entitled to rely on the safe harbor provided by the referenced law. Therefore, the suggestion that the forward-looking statements contained in your registration statement are within the meaning of the law is inappropriate. Refer to Section 27 A(a) of the Securities Act and Section 21 E(a) of the Exchange Act.

          Ridgewood Response.          We agree that the references to the Private Securities Litigation Act of 1995 and the suggestion that the statements to which we refer are forward-looking statements within the meaning of the federal securities laws were not applicable to the Funds at the time of the initial filing of the registration statements or as of the date of the Comment Letter. However, because as of the date of this filing, the Funds are subject to the reporting requirements under Section 13(a) and the registration statements, as amended, will be filed with the SEC and made public via EDGAR, we have included without change the forward-looking statements disclaimer in the amended registration statements.

Business

Overview

7)       SEC Comment.          You disclose that the fund was formed to acquire, drill, construct and develop oil and natural gas properties. Please ensure that your disclosure accurately depicts the nature of your business. In this regard, we refer you to section 1.3.1 of the V Fund Operating Agreement in which you indicate that the Fund may also acquire, drill, construct and develop pipelines, platforms and other infrastructure projects.

We further note that your business strategy involves acquiring working interests rather than actual properties, that other entities may own working interests in projects in which you own an interest, and that the projects are operated by third-party operators.

          Ridgewood Response.          The section to which the Commission refers is in the W Fund LLC Operating Agreement, but the V Fund LLC Operating Agreement, at Section 1.2, contains virtually identical language.

          The reference to the infrastructure and pipeline activities refers to the possibility that the Funds may need to acquire certain of these assets, either through acquisition of a percentage ownership or development, in order to facilitate the production and delivery of the natural gas or oil that is produced at a particular project.

          Regarding the reference to “working interests” and “properties” the Funds has revise the “Business Strategy” section of the registration statements to clarify the nature of the Funds’ ownership of working interests.

8)       SEC Comment.          We note that a portion of the proceeds of the private placements were allocated to the payment of offering fees, commissions, and investment fees. Please specify the amounts paid as fees and commissions and identify to whom the payments were made.

          Ridgewood Response.          We have already disclosed in various sections of the registration statements the nature, type and amount of fees paid and to whom they are paid. For example, using the V Fund as an example, in Item 2.B. Management’s Discussion and Analysis of Financial Condition and Operations, we disclose that

[a]s a result of such offering, it raised $76.0 million through the sale of 513.1226 Shares of LLC membership interests. After the payment of $12.1 million in offering fees, commissions and investment fees to Ridgewood Energy Corporation, affiliates, and broker-dealers, the Fund retained $63.9 million available for investment.

In addition, in Item 7. Certain Relationships and Related Transactions and Director Independence, we disclosed:

The Fund incurred and paid a one-time investment fee to the Manager of 4.5% of initial capital contributions. Fees are payable for services of investigating and evaluating investment opportunities and effecting transactions and are expensed as incurred. For the year ended December 31, 2007 investment fees were $3.4 million. The LLC Agreement provides that the Manager render management, administrative and advisory services. For such services, the Manager receives an annual management fee, payable monthly, of 2.5% of total capital contributions, net of cumulative dry-hole costs incurred by the Fund. Management fees of $1.6 million were incurred during the year ended December 31, 2007. The Fund incurred an offering fee, payable to the Manager, totaling $2.7 million, which approximated 3.5% of capital contributions directly related to the offer and sale of Shares of the Fund for the year ended December 31, 2007. Such offering fee was included in syndication costs of $8.7 million.

In 2007, Ridgewood Securities Corporation, a registered broker-dealer affiliated with the Manager, was paid selling commissions and placement fees of $61 thousand and $0.7 million, respectively, for Shares sold of the Fund. Such amounts are included in syndication costs.

In Item 10. Recent sales of Unregistered Securities, we disclosed that

[f]rom the amount raised, $8.7 million was disbursed for commissions and legal syndication fees. Additionally, $3.4 million was paid as an investment fee to the Manager for the investigation and evaluation of investment property prospects. Remaining funds are expected to be used for exploration and development activities of oil and gas properties as well as the operation of the Fund.

Finally, in Item 13. Financial Statements and Supplementary Data, disclosure of fees, the amounts and to who they were paid is depicted on Face Statements, disclosed in Note 2 – Summary of Significant Accounting Policies and in Note 6 – Related Parties.

          The Funds have appropriately disclosed information related to the fees paid within Items 2B – MD&A, Item 7, Item 10 and Item 13. Consequently, we have made no changes to the registration statements in response to this Commission comment.

9)       SEC Comment.          Please expand to disclose all the amounts paid or that may be paid to the Manager for the services it provides. The disclosure does not appear to account for the one-time investment or offering fees referenced in the notes to the financial statements that were paid to the Manager.

          Ridgewood Response.          See the response to SEC Comment No.8. We believe that the disclosures as identified in the response to that comment clearly disclose and describe the one-time investment and organizational fees as well as the other fees paid to the Manager.

10)     SEC Comment.          We refer you to Sections 12.11 and 6.6.3 of the LLC Operating Agreements for the V and W Funds respectively. Please expand your disclosure to reference the types of conflicts listed in Section 12.11 of the V Fund LLC operating Agreement. Disclose the likelihood that such conflicts may arise and whether the Manager has established procedures for handling such conflicts. If the Manager has not adopted any formal procedures to handle potential conflicts, revise to state this fact.

          Ridgewood Response.           The Manager does not have any formally adopted policies for handling actual conflicts but actions taken, if any, are dictated by and governed by procedures and guidelines used by the Manager in light of our fiduciary obligations to both parties subject to the conflict. We have amended each of the registration statements to add a disclosure regarding conflicts of interests.

Business Strategy

11)     SEC Comment.          Explain in more detail the degree of control, if any, that the funds have upon a project. For example, we note that the funds do not control the schedule of how projects are developed or completed, although they have a “vote” on such matters. Please explain what the “vote” entails.

          Ridgewood Response.          The “Business Strategy” section of the registration statements have be amended to explain in more detail the nature of the Funds degree of control over project operation and management.

12)     SEC Comment.          Your disclosure should provide a balanced overview of your business. For example, you reference the Fund’s focus on projects with significant reserve potential, yet have not clearly identified the risks inherent in reserve estimation. Additionally, provide context to your disclosure by disclosing the specific projects that the funds have targeted and if material, the rate of success to date. In this regard, we note your subsequent disclosure under the caption “Properties” in which you disclose that one of the two projects targeted by the W Fund has been determined to be a dry-hole.

          Ridgewood Response.          The “Business Strategy” sections of the registration statements have been amended to incorporate the Commission’s comments.

13)     SEC Comment.          Please revise your reference to risk factors “more fully described” elsewhere in the filing. We note that you have not included a risk factor section, indicating that, as a small reporting company, you are not required to provide such disclosure.

          Ridgewood Response.          The reference to risk factors “more fully described elsewhere in the filing” located in the “Manager’s Investment Committee and Investment Criteria” section has been removed from prospective documents.

14)     SEC Comment.          We note that you own working interests in certain projects in which other entities own working interests and that the entities are managed by the Manager. Please disclose whether the nature of your working interests differs from the working interests of the other companies and describe the differences if any.

          Ridgewood Response.          The “Properties” section of the registration statements has been amended to provide additional disclosure.

15)     SEC Comment.          We note that through December 31, 2007, you spent certain amounts in projects that were deemed to be successful and that you provide an estimate of the total budget for each of such projects. Please break up into components the amounts spent and expected to be spent, specifying the amount spent in acquiring a working interest and the amounts paid or payable to the operator for operating the working interests.

          Ridgewood Response.          Ridgewood discloses amounts spent through December 31, 2007 within the Properties section in both tabular and paragraph form. Amounts spent include accruals for drilling costs incurred but not paid at December 31, 2007. Such amounts represent costs capitalized under successful efforts accounting, which are included on the Fund’s balance sheet, as well as costs expensed as dry-hole costs, which are expensed on the Fund’s income statement. The discussion of each property beneath the property table further discusses remaining amounts to be spent for each property based upon budgets provided by the operators.

16)     SEC Comment.          We note that you determined that certain projects were dry holes and that although you did not incur any capital expenditures in such projects, you are nonetheless responsible for dry-hole costs, including plug and abandonment expenses. Please discuss in more detail your obligations under the participation agreement relating to these unsuccessful projects and file the agreements as exhibits.

          Ridgewood Response.          As indicated in Item 2.B. Management’s Discussion and Analysis of Financial Condition and Operations – Critical Accounting Estimates and Item 13. Financial Statements and Supplementary Data – Note 2. Summary of Significant Accounting Policies, the Fund is responsible for its portion of the costs associated with an unsuccessful property. For instance, at December 31, 2007, the V Fund had not recorded any costs associated with Eugene Island 31, which was determined to be a dry hole in April 2008. Prior to the issuance of financial statements, successful efforts dictates that costs incurred at the balance sheet date would be expensed as dry hole costs. As no costs had been incurred at December 31, 2007, the dry hole expense would be recorded in the first and second quarters. The obligation to plug and abandon a well is generally determined when the costs are incurred and the drilling depth is reached. If a well is determined to be dry, the obligation is recorded as a liability and the asset retirement cost is expensed.

          Similar disclosures are contained in the W Fund with respect to the dry-holes experienced by the W Fund.

Successful Project

17)     SEC Comment.          Ensure your compliance with Item 101(a)(2)(iii)(A), which requires you to discuss your plan of operations through the end of the year. For example, in the registration statement for Ridgewood Energy W Fund, LLC, we note that you describe your plans with respect to the West Cameron 57 project and the Eugene Island 31 project. You also reference “multiple offshore operating agreements” you entered into on page 16. Discuss whether the Manager is contemplating any other projects or has approved any other projects and any specific plans the Manager has for such projects through the end of the year.

          Ridgewood Response.           Since the date of the filing of the registration statements, the Funds have invested in the Green Canyon 141 project, along with an affiliate, the Ridgewood Energy O Fund, LLC. A description of the Green Canyon 141 project is included in the amended registration statements. In addition to the Green Canyon 141 project, for which participation agreements and joint operating agreements have been executed, the Manager is currently reviewing various projects that could potentially be appropriate investments for either or both the V Fund or the W Fund. However, it has been the Manager’s practice to not discuss or disclose “potential” projects because, among other reasons, the terms and conditions of such potential projects are confidential. If we were to publicly disclose the terms of such potential projects prior to completion of the transaction we would lose significant credibility in the industry (and possibly breach contractual requirements), making it difficult for us to find future projects or partners willing to negotiate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

18)     SEC Comment:          We note the statement that “the Fund’s primary investment objective is to generate cash flow for distribution to the Fund’s shareholders.” Please revise the statement to clarify that the funds are not required to make distributions to the shareholders.

          Ridgewood Response.          Item 1 “Business Strategy” and Item 2.B “Overview of Fund’s Business” sections of the registration statements have been amended to provide additional disclosure.

19)     SEC Comment.          To the extent known, please identify the properties in which you expect to spend the estimated capital expenditures.

          Ridgewood Response.          Given the Fund’s status as a “smaller reporting company”, beginning in 2008, the Fund is no longer required to include a capital commitments table in its SEC filings. As such, the Fund has simplified its disclosure to include total capital commitments. The “Properties” section of Item 1. Business indicates, by property, the amounts budgeted for each property. The “Liquidity Needs” section of Item 2. B. Management’s Discussion and Analysis of Financial Condition and Operations include the following disclosure in the event budgeted properties are not considered successful:

“When the Manager makes a decision for participation in a particular project, it assumes that the well will be successful and allocates enough capital to budget for the completion of that well and the additional development wells that are anticipated to be drilled. If the exploratory well is deemed a dry-hole or if it is un-economical, the capital allocated to the completion of that well and to the development of additional wells is then reallocated to a new project or used to make additional investments.”

Directors and Executive Officers

20)     SEC Comment.          Please revise to specify when each of the named executives began to provide services to the Funds. Also, clarify whether each of the named executives are employed by both Ridgewood Energy and each of the Funds.

          Ridgewood Response.          Each officer listed began providing services to the Fund as of the “Officer Since” date listed in the registration statement. Item 5 of the registration statements have been amended to include the material requested by this comment.

21)     SEC Comment.          Please discuss the amount of time that each named executive devotes to the business of the Funds.

          Ridgewood Response.          The executive officers of the Fund are also executive officers of the Manager as well as other energy programs sponsored by the Manager. These executive officers, as well as all other employees of the Manager, do not keep and maintain time records but instead devote and divide their time among all the funds sponsored by the Manager when and as needed. None of these executive are paid by the Funds specifically but rather the salaries for such executives, as well as all other Manager employees are paid by the Manager from the management fee paid by the Funds. Such fee is disclosed in the Funds’ offering material as well as in the LLC Operating Agreement. See Ridgewood Response to SEC Comment No. 8.

22)     SEC Comment.          We note that a large number of investors purchased membership interests in the Funds in private placements. As done in connection with our review of the K, L, M and the O, P, Q funds, please provide confirmation that the solicitation of the investors for the W and V funds was in compliance with the Regulation D of the Securities Act of 1933.

          Ridgewood Response. We believe that the solicitation of investors for the V and W Funds was in complete compliance with the requirements of Regulation D.

Indemnification of Directors and Officers

23)     SEC Comment.          Please revise to disclose that the Manager has full and complete discretion to authorize indemnification of any managing person consistent with the requirements of the LLC Agreement at any time, regardless of any conflict of interest between the Manager and the Fund that may arise in regard to the decision to indemnify a managing person.

          Ridgewood Response.          The LLC Agreement indemnification provision was revised subsequent to the V Fund offering. The Commission’s comment regarding “complete discretion” of the Manager to authorize indemnification is contained only in the V Fund LLC Agreement indemnification provision and thus applicable only to the V Fund registration statement, which has been amended to incorporate the Commission’s comment. With respect to the W Fund, however, the indemnification provision does not provide the Manager with such discretion but rather provides indemnification generally to the Manager, directors, officers, etc, provided that the acts or omissions of such persons giving rise to the indemnification occurred in the performance of the business of the Fund and did not constitute negligence or a breach of the implied covenant of good faith and fair dealing. As a result, we believe that the Commission’s comment does not apply to the W Fund’s disclosure regarding indemnification.

24)     SEC Comment.          Please file as exhibits all the agreements with the operators.

          Ridgewood Response.          The participation agreements and joint operating agreements are entered into in the ordinary course of business. The Fund is required to file material agreements that are not in the ordinary course of business. The Fund believes that both participation agreements and operating agreements are entered into in the ordinary course of business. However, the Fund generally files participation agreements as these contracts call for the acquisition of property for a consideration exceeding 15% of such fixed assets of the registrant on a consolidated basis. The participation agreement for the Eugene Island 31 well will be filed with the Fund’s March 31, 2008 financial statements.

Ridgewood Energy V Fund, LLC

Supplementary Financial Information about Oil and Gas Producing Activities

25)     SEC Comment.          Please revise to include an affirmative statement, if true that as of December 31, 2007 the Fund did not have any proved reserves.

          Ridgewood Response.          The registration statement of the V Fund will be revised accordingly. The V Fund did not have proved reserves at December 31, 2007. As a result, there were no “Proved Properties” listed on the V Fund’s December 31, 2007 balance sheet. In future filings, the Fund will explicitly state whether its properties have proved reserves within its supplementary financial information

          Attached is a written statement from Ridgewood to the SEC acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

          In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000. Thank you.

Very truly yours,

/s/ Daniel V. Gulino

Daniel V. Gulino

Att.

WRITTEN STATEMENT OF
RIDGEWOOD ENERGY V FUND, LLC, and
RIDGEWOOD ENERGY WU FUND, LLC

          In connection with the response of Ridgewood Energy V Fund, LLC and Ridgewood Energy W Fund, LLC (collectively the “Funds”), to the letter from the Securities and Exchange Commission (the “Commission”), dated May 14, 2008, acknowledge as follows:

•	The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended registration statement on Form 10.

•

Comments from the Commission’s staff or changes in the disclosures made on the amended registration statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 18th day of June, 2008.

RIDGEWOOD ENERGY V FUND, LLC

By:	/s/ Daniel V. Gulino

Name: Daniel V. Gulino
Title:  Senior Vice President and General Counsel

RIDGEWOOD ENERGY T FUND, LLC

By:	/s/ Daniel V. Gulino

Name: Daniel V. Gulino
Title:  Senior Vice President and General Counsel

Exhibit A

Ridgewood Energy Corporation Organizational Chart
2006 Swanson Family Control Trust
Robert E. Swanson
2006 Matthew Swanson Irrevocable RW Companies Trust
1,000 Class A Voting Shares*
7,500 Class B Non-Voting Shares*
1,500 Class B Non-Voting Shares*
Ridgewood Energy Corporation
Manages Following Funds:
Ridgewood Energy 1989-IV Drilling and Completion, L.P. Ridgewood Energy P Fund, LLC Ridgewood Energy 1990-I Drilling and Completion, L.P. Ridgewood Energy Q Fund, LLC Ridgewood Energy 1990-II Drilling and Completion, L.P. Ridgewood Energy R Fund, LLC Ridgewood Energy 1990-III Drilling & Completion, L.P. Ridgewood Energy S Fund, LLC Ridgewood Energy 1998 D Fund, L.P. Ridgewood Energy T Fund, LLC Ridgewood Energy I Fund, LLC Ridgewood Energy U Fund, LLC Ridgewood Energy J Fund, LLC Ridgewood Energy V Fund, LLC Ridgewood Energy K Fund, LLC Ridgewood Energy W Fund, LLC Ridgewood Energy L Fund, LLC Ridgewood Energy Gulf of Mexico Oil & Gas Fund, L.P. Ridgewood Energy M Fund, LLC Ridgewood Energy X Fund, LLC Ridgewood Energy N Fund, LLC Ridgewood Energy Y Fund, LLC Ridgewood Energy O Fund, LLC
*Total Shares: Class A = 1,000 and Class B = 9,000

Ridgewood Capital Management LLC Organizational Chart
Robert E. Swanson
1999 Irrevocable Trust
1999 Generation Skipping Trust
2006 Matthew Swanson Irrevocable RW Companies Trust
30% (Voting and Non-Voting)
45% (Voting and Non-Voting)
10% (Voting and Non-Voting)
15% (Non-Voting)
Ridgewood Capital Management LLC
Ridgewood Capital Fund IV LLC Ridgewood Capital Fund IV-B LLC Ridgewood Capital Fund IV-C LLC Ridgewood Capital QP Fund IV LLC Ridgewood Capital QP Fund IV-B Ridgewood Capital QP Fund IV-C Ridgewood Capital Venture Partners, LLC Ridgewood Institutional Fund III LLC Ridgewood Institutional II-B LLC Ridgewood Institutional Partners II LLC Ridgewood QP Fund III LLC Ridgewood Venture Fund III LLC Ridgewood Venture II-B LLC Ridgewood Venture Partners II LLC

Ridgewood Renewable Power LLC Organizational Chart Robert E. Swanson
1999 Irrevocable Trust
1999 Generation Skipping Trust
2006 Matthew Swanson Irrevocable RW Companies Trust
32% (Voting and Non-Voting)
47% (Voting and Non-Voting)
6% (Voting and Non-Voting)
15% (Non-Voting)
Ridgewood Renewable Power LLC
Manages Following Funds
Ridgewood/Egypt Fund Ridgewood Electric Power Trust I Ridgewood Electric Power Trust II Ridgewood Electric Power Trust III Ridgewood Electric Power Trust IV Ridgewood Electric Power Trust V Ridgewood Power B Fund/Providence Expansion The Ridgewood Power Growth Fund

Ridgewood Securities Corporation Organizational Chart Robert E. Swanson 100% Ridgewood Securities Corporation